UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING XNET CORPORATION’S RECORDING OF SPECIAL LOSS AND REVISIONS OF EARNINGS FORECASTS

On April 15, 2015, the registrant filed with the Tokyo Stock Exchange a notice regarding its subsidiary XNET Corporation’s recording of a special loss for the fiscal year ended March 31, 2015, as well as its revised earnings forecasts for the fiscal year ended March 31, 2015, which were previously announced on April 25, 2014.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President
Investor Relations Office

Date: April 15, 2015

April 15, 2015

Company Name: XNET Corporation

Representative: Takehiko Motani, President and Chief Executive Officer

(Code No.: 4762, First section of Tokyo Stock Exchange)

For inquiries: Koji Tsubota, Chief Manager, Management Headquarters

Tel: +81-3-5367-2201

Parent Company: NTT DATA Corporation

Representative: Toshio Iwamoto, President and Chief Executive Officer

(Code No.: 9613, First section of Tokyo Stock Exchange)

Parent Company: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice regarding Recording of Special Loss and Revisions of Earnings Forecasts

XNET Corporation (the “Company”) has announced today that it has resolved pursuant to Article 370 of the Companies Act of Japan (Written Resolution in lieu of a Board of Directors Meeting) to record a special loss for impairment of intangible assets in its financial statements for the fiscal year ended March 31, 2015.

In connection with this impairment loss, the Company also announced that it has revised its earnings forecasts for the fiscal year ended March 31, 2015, which were previously announced on April 25, 2014, as further described below.

1.	Description of Special Loss

In 2011, on the assumption that International Financial Reporting Standards (“IFRS”) would become widely adopted in Japan, the Company began development of an IFRS-compatible securities management system (an “IFRS system”), primarily targeting members of Japan’s regional banking industry as potential clients.

The mandatory application of IFRS was subsequently postponed and the Accounting Standards Board of Japan began considering revised international standards. Although the number of companies voluntarily applying IFRS has increased, there nonetheless remains no real outlook for the adoption and application of IFRS within the Japanese regional banking industry, and the Company has thus temporarily suspended development of its IFRS system.

Given that the timing of the future profitability of the IFRS system remains uncertain, in accordance with accounting principles, the Company has decided to book an impairment loss for the entirety of the carrying value of software in progress, equal to 260,515,000 yen, which will be recorded as a special loss.

As previously planned, the Company is continuing to develop an IFRS-compatible version of its flagship XNET Service for life and non-life insurers and other institutional investors, and expects to be able to offer this service to its existing users in due course.

2.	Revised Earnings Forecasts

(1)	Revised earnings forecasts for the fiscal year ended March 31, 2015 (April 1, 2014 through March 31, 2015):

(Millions of yen)

	Operating Revenues	Operating Income	Income before Income Taxes	Net Income	Earnings per Share
Previously announced forecast (A)	3,100	475	500	310	75.50 yen
Revised forecast (B)	3,161	508	531	50	12.10 yen
Change (B-A)	61	33	31	(260)	—
Percentage change (%)	2.0%	6.9%	6.2%	(83.9)%	—
(Ref.) Previous period results (fiscal year ended March 31, 2014)	3,005	464	497	295	71.45 yen

The Company is still planning a year-end dividend of 28 yen per share for the fiscal year ended March 31, 2015, unchanged from its previous announcement.

(2)	Reasons for Revisions

With regard to the Company’s results forecasts for the fiscal year ended March 31, 2015, in light of the contribution of new services (such as AMO/BPO) to earnings, and the lower costs associated with its existing XNET Service, among other factors, the Company has raised its forecasts by 61 million yen for operating revenues, 33 million yen for operating income and 31 million yen for income before income taxes.

In spite of these increases, however, the recording of the special loss noted in Item 1 above is expected to reduce net income by 260 million yen. As a result, the Company has announced the above revisions to its earnings forecasts.

Note: The above forecasts have been prepared based on the information available to the Company as of the date of this announcement; actual performance may differ from these forecasts for a variety of reasons.